

November 26, 2013

<u>Via E-mail</u>
Mr. Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

      RE: **Inter Parfums, Inc.**
                Form 10-K for the Year Ended December 31, 2012
                Filed March 12, 2013
                File No. 0-16469

Dear Mr. Greenberg:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ John Cash

                                     John Cash
                                     Accounting Branch Chief